Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and Product Supplement No. 2-I dated November 14, 2011	Term Sheet Product Supplement No. 2-I Registration Statement No. 333-177923 Dated January 2, 2013; Rule 433

Structured Investments	$ Capped Return Enhanced Notes Linked to Gold due January 7, 2014

General

•	The notes are designed for investors who seek a return of three times the appreciation of the Commodity Price of Gold from and including the pricing date to and including the Observation Date, up to the Maximum Return of at least 15.60%. Investors should be willing to forgo interest payments and, if the Ending Commodity Price of Gold is less than the Commodity Strike Price, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 7, 2014†
•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about January 2, 2013 and are expected to settle on or about January 7, 2013.

Key Terms

Commodity:	The notes are linked to the price of Gold (“Gold” or the “Commodity”), which will be determined by reference to the official afternoon fixing level of Gold (Bloomberg ticker “GOLDLNPM”).
Upside Leverage Factor:	3
Payment at Maturity:

If the Ending Commodity Price is greater than the Commodity Strike Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Commodity Return multiplied by 3, subject to the Maximum Return. Accordingly, if the Ending Commodity Price is greater than the Commodity Strike Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return × 3), subject to the Maximum Return

If the Ending Commodity Price is equal to or less than the Commodity Strike Price, you will receive the principal amount of your notes at maturity.

Your investment will be fully exposed to any decline in the Commodity Price. If the Ending Commodity Price is less than the Commodity Strike Price, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Commodity Strike Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return)

You will lose some or all of your initial investment at maturity if the Ending Commodity Price is less than the Commodity Strike Price.

Maximum Return:	At least 15.60%. For example, if the Commodity Return is equal to or greater than 5.20%, you will receive the Maximum Return of 15.60%, which entitles you to a maximum payment at maturity of $1,156 per $1,000 principal amount note. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 15.60% and $1,156 per $1,000 principal amount note, respectively.
Commodity Return:	Ending Commodity Price – Commodity Strike Price Commodity Strike Price
Commodity Strike Price:	A price to be determined on the pricing date in the sole discretion of the calculation agent. The Commodity Strike Price may or may not be the Commodity Price of the Commodity on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Commodity Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Strike Price, that might affect the value of your notes.
Ending Commodity Price:	The Commodity Price on the Observation Date
Commodity Price:	On any day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “GOLDLNPM” on that day
Observation Date†:	January 2, 2014
Maturity Date†:	January 7, 2014
CUSIP:	48126DMC0
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity,” and “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I

Investing in the Capped Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 2-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-43 of the accompanying product supplement no. 2-I.
(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 2, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, the Observation Date is subject to postponement as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I.

JPMorgan Structured Investments —	TS-1
Capped Return Enhanced Notes Linked to Gold

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Commodity Strike Price of $1,650 and a Maximum Return of 15.60%. The actual Maximum Return will be determined on the pricing date and will not be less than 15.60%. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Commodity Price	Commodity Return	Total Return
$2,970.00	80.00%	15.60%
$2,722.50	65.00%	15.60%
$2,475.00	50.00%	15.60%
$2,310.00	40.00%	15.60%
$2,145.00	30.00%	15.60%
$1,980.00	20.00%	15.60%
$1,815.00	10.00%	15.60%
$1,737.45	5.20%	15.60%
$1,732.50	5.00%	15.00%
$1,691.25	2.50%	7.50%
$1,650.00	0.00%	0.00%
$1,608.75	-2.50%	-2.50%
$1,567.50	-5.00%	-5.00%
$1,485.00	-10.00%	-10.00%
$1,320.00	-20.00%	-20.00%
$1,237.50	-25.00%	-25.00%
$1,155.00	-30.00%	-30.00%
$990.00	-40.00%	-40.00%
$825.00	-50.00%	-50.00%
$660.00	-60.00%	-60.00%
$495.00	-70.00%	-70.00%
$330.00	-80.00%	-80.00%
$165.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of the Commodity increases from the Commodity Strike Price of $1,650 to an Ending Commodity Price of $1,691.25. Because the Ending Commodity Price of $1,691.25 is greater than the Commodity Strike Price of $1,650 and the Commodity Return of 2.50% multiplied by 3 does not exceed the hypothetical Maximum Return of 15.60%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 2.50% × 3) = $1,075

Example 2: The price of the Commodity increases from the Commodity Strike Price of $1,650 to an Ending Commodity Price of $2,145. Because the Ending Commodity Price of $2,145 is greater than the Commodity Strike Price of $1,650 and the Commodity Return of 30.00% multiplied by 3 exceeds the hypothetical Maximum Return of 15.60%, the investor receives a payment at maturity of $1,156 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 4: The price of the Commodity decreases from the Commodity Strike Price of $1,650 to an Ending Commodity Price of $1,320. Because the Ending Commodity Price is negative and the Ending Commodity Price of $1,320 is less than the Commodity Strike Price of $1,650, the Commodity Return is negative, and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-2
Capped Return Enhanced Notes Linked to Gold

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn a return at maturity equal to the Commodity Return, up to the Maximum Return. The Maximum Return and the maximum payment at maturity will be set on the pricing date. The Maximum Return will not be less than 15.60%, and accordingly, the maximum payment at maturity will not be less than $1,156 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	RETURN LINKED SOLELY TO THE FIXING LEVEL OF GOLD — The return on the notes is linked solely to the fixing level of a single commodity, Gold. The Commodity Price on any day reflects the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol “GOLDLNPM” on that day, and the Commodity Return reflects the performance of the Commodity Price of Gold, expressed as a percentage, from the Commodity Strike Price to the Commodity Price to the Ending Commodity Price. The Commodity Price of Gold referred to above is different from the price of any futures contract related to Gold. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity — Commodity Reference Prices and Index Closing Level” and “The Commodities” in the accompanying product supplement no. 2-I.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether, and the extent to which, the Commodity Return is positive or negative. Your investment will be exposed to loss if the Ending Commodity Price is less than the Commodity Strike Price. For every 1% that the Ending Commodity Price is less than the Commodity Strike Price, you will lose an amount equal to 1.00% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Commodity Price is greater than the Commodity Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Commodity Price, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 15.60%.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
JPMorgan Structured Investments —	TS-3
Capped Return Enhanced Notes Linked to Gold

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors” in the accompanying product supplement no. 2-I for additional information about these risks.

The Commodity Strike Price will be a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Commodity Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Strike Price, that might affect the value of your notes.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	INVESTMENTS RELATED TO THE PRICE OF GOLD MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Gold is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These variables may create additional investment risks that may cause the price of Gold to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Gold or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.
•	THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending,
JPMorgan Structured Investments —	TS-4
Capped Return Enhanced Notes Linked to Gold

sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

•	THE COMMODITY PRICE OF GOLD ON THE OBSERVATION DATE WILL BE DETERMINED BY REFERENCE TO A FIXING LEVEL REPORTED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE FIXING LEVEL BEING DETERMINED BY THE LBMA — Your notes are linked to the performance of Gold. On the Observation Date, your payment at maturity will be based on the Commodity Price of Gold, which will be determined by reference to a fixing level reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity — Commodity Reference Prices and Index Closing Level” and “The Commodities” in the accompanying product supplement no. 2-I.
•	SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The price of Gold may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of Gold and interest rates at any time on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility, — the frequency and magnitude of changes — in the price of Gold;
•	supply and demand trends for Gold;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-5
Capped Return Enhanced Notes Linked to Gold

Historical Information

The following graph sets forth the historical performance of Gold based on the Commodity Prices from January 5, 2007 through December 28, 2012. The Commodity Price on December 28, 2012 was $1,657.50. We obtained the Commodity Prices below from Bloomberg Financial Markets, without independent verification.

The historical prices of Gold should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the pricing date or the Observation Date. We cannot give you assurance that the performance of the price of Gold will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will not receive a commission in connection with this offering. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.

JPMorgan Structured Investments —	TS-6
Capped Return Enhanced Notes Linked to Gold